Exhibit 99.6

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a qualified person for the Oyu Tolgoi 2020 Technical Report with an effective date of June 30, 2020 and to the use of and reference to my name in the Company’s Annual Information Form for the year ended December 31, 2021, dated March 2, 2022, and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 2, 2022, in each case which forms part of the 40-F.

Sincerely,

/s/ Roderick Carlson
Name: Roderick Carlson
Title: Principal Geologist
Company: AMC Consultants Pty Ltd

Date: March 2, 2022